

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 4631

June 7, 2017

Via E-mail
Mr. Shawn K. Poe
Chief Financial Officer
Ply Gem Holdings, Inc.
5020 Weston Parkway, Suite 400
Cary, NC 27513

> **Re:** **Ply Gem Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed March 10, 2017**
> **File No. 1-35930**

Dear Mr. Poe:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ John Cash

John Cash
Branch Chief
Office of Manufacturing and
Construction